Exhibit 23.1
                      INDEPENDENT AUDITORS' CONSENT



The Board of Directors
FFP Marketing Company, Inc.


We consent to incorporation by reference in the registration statement (No. 333-68143) on Form S-8 of FFP Marketing Company, Inc. of our report dated March 30, 1999, except as to the third paragraph of Note 5, which is as of April 12, 1999, relating to the consolidated balance sheets of FFP Marketing Company, Inc. and subsidiaries as of December 27, 1998, and December 28, 1997, and the related consolidated statement of operations, stockholders' equity/partners' capital, and cash flows for each of the years in the three-year period ended December 27, 1998, which report appears in the December 27, 1998, annual report on Form 10-K of FFP Marketing Company, Inc.



                                    KPMG LLP



Fort Worth, Texas
April 12, 1999